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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      FOR THE MONTH OF NOVEMBER [II], 2002

                            ------------------------


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)


                            ------------------------


                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   x   Form 40-F
                                   -----           ----

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   x
                                   -----    -----


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

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                                                                       EXHIBIT 1

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INVESTOR UPDATE                                                    [MAXCOM LOGO]
OCTOBER 02

NOVEMBER 15, 2002

-        Monthly variations when compared to September 02:
     -   Revenues increased 15%
     -   EBITDA improved 103%
     -   Lines in service grew 9%
     -   Customer base improved 11%
     -   Outbound traffic increased 18%

                     Revenues              EBITDA

1Q01                  67.5                (87.7)
2Q01                  62.6                (68.2)
3Q01                  78.3                (67.7)
4Q01                 117.9                (52.4)
1Q02                 106.2                (34.9)
2Q02                 125.0                (23.4)
3Q02                 136.6                (16.4)
Oct-02                53.7                  0.1






Revenues for the month of October 02 increased 15% to Ps$53.7 million, from Ps$46.5 million during September 02. Voice revenues represented 92% of total revenues, while data and wholesale revenues contributed to total revenues with 2% and 6%, respectively.

The improvement in revenues combined with the strict control in both costs and SG&A, including the elimination of management performance bonus compensation led EBITDA to breakeven at positive Ps$0.1 million, from negative Ps$3.3 million during September 02.


               Lines in service     Customer base


1Q01            28,352               13,208
2Q01            33,205               18,653
3Q01            56,786               32,621
4Q01            77,981               47,196
1Q02            85,339               53,059
2Q02            91,009               58,772
3Q02           109,903               74,127
Oct-02         119,289               82,192

The number of lines in service at the end of October 02 increased 9% to 119,289 lines, from 109,903 lines at the end of September 02. Residential lines at the end of October 02 were 92,443, while 21,286 lines were business and 5,560 lines, or 4.7% were wholesale.

Total customers grew 11% to 82,192 at the end of October 02, from 74,127 at the end of September 02.

                                      # # #

Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

JOSE-ANTONIO SOLBES
Maxcom Telecommunicationes
Mexico City, Mexico
(52 55) 5147 1125
investor.relations@maxcom.com

LUCIA DOMVILLE
Citigate Financial Intelligence
New York, NY
(212) 419 4166
lucia.domville@citigatefi.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                     By: /s/ GONZALO ALARCON ITURBIDE
                                         -------------------------------
                                         Name:  Gonzalo Alarcon Iturbide
                                         Title: General Counsel


Date: November 18, 2002